File No. __________

UNITED STATES OF AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of

True Venture Management, L.L.C.

575 High Street

Suite 400
Palo Alto, CA 94301

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING TRUE VENTURE MANAGEMENT, L.L.C., FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Please send all communications to:

Zachary G. Parks	Molly Diiorio
Gerald Hodgkins	General Counsel
Meredith Rolfs Severtson	True Venture Management, L.L.C.
Covington & Burling LLP	575 High Street, Suite 400
One CityCenter	Palo Alto, CA 94301
850 Tenth Street, NW
Washington, DC 20001

This application, including Exhibits, consists of 19 pages

Exhibit Index appears on page 15

UNITED STATES OF AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of TRUE VENTURE MANAGEMENT, L.L.C.	) ) ) ) ) ) ) ) )	AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING TRUE VENTURE MANAGEMENT, L.L.C. FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I.	PRELIMINARY STATEMENT AND INTRODUCTION

True Venture Management, L.L.C. (the “Adviser” or the “Applicant”) hereby amends and restates its application to the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the “Act”), and Rule 206(4)-5(e), exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to the government entity described below following a contribution to a candidate for federal office by a covered associate as described in this Application (as amended and restated, the “Application”), subject to the representations set forth herein.

Section 206A of the Act authorizes the Commission to “conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

Section 206(4) of the Act prohibits investment advisers from engaging “in any act, practice, or course of business which is fraudulent, deceptive, or manipulative,” and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the “Rule”) which prohibits a registered investment adviser and an exempt reporting adviser from providing “investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser.”

The term “government entity” is defined in Rule 206(4)-5(f)(5) as including any agency, authority, or instrumentality of a state, or a pool of assets sponsored or established by a state or political subdivision, or any agency, authority or instrumentality thereof, including a defined benefit plan. The definition of an “official” of such government entity in Rule 206(4)-5(f)(6)(ii) includes any incumbent holding elective office with authority to appoint a person who is directly or indirectly responsible for, or who can influence the outcome of, the government entity’s hiring of an investment adviser. The “covered associates” of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function as well as any employee who solicits a government entity on behalf of the investment adviser and any person who supervises, directly or indirectly, such employee. Rule 206(4)-5(f)(4) defines “executive officer” as “(i) The president; (ii) Any vice president in charge of a principal business unit, division or function (such as sales, administration or finance); (iii) Any other officer of the investment adviser who performs a policy-making function; or (iv) Any other person who performs similar policy-making functions for the investment adviser.” Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. “Covered investment pool” is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate unless such person, after becoming a covered associate, solicits clients on behalf of the investment adviser, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor’s apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on these considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is necessary and appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit it to receive compensation for investment advisory services provided to the Client (as defined below) within the two-year period following the contribution identified herein to an official of such government entity by a covered associate of the Applicant.

II.	STATEMENT OF FACTS

A.	The Applicant

The Adviser, True Venture Management, L.L.C., is a Delaware limited liability company and an exempt reporting adviser as defined in Rule 204-4(a). The Applicant provides discretionary investment advisory services to certain venture capital funds and has aggregate assets under management of approximately $3.8 billion.

B.	The Contributor

The individual who made the campaign contribution that triggered the compensation ban (the “Contribution”) is Jon Callaghan (the “Contributor”). The Contributor is a founding member and managing partner of the Adviser, a position he has held since founding the Adviser in 2005. In that role, the Contributor helps formulate the Adviser’s investment thesis and supervises the Adviser’s investment team. The Contributor is responsible for managing investment activities of the firm, including its investment philosophy, products, and strategic direction. The Contributor’s primary day-to-day activities involve recognizing and evaluating early market trends, identifying and pursuing new deals through engagement with the firm’s founder network, advising existing portfolio investments, and management of fund relationships and investor presentations.

The Contributor participates in quarterly calls with investors in the venture capital funds advised by the Applicant to provide updates on market trends, investment performance, and other matters. At the Applicant’s annual meeting, the Contributor also participates in and makes substantive presentations to venture capital fund representatives regarding the investment strategies of the funds. Further, the Contributor participates in other periodic meetings with representatives of significant limited partners in the funds advised by the Applicant, including government entities, to provide those limited partners with updates on the activities of the funds and their portfolio companies. He also responds to requests for meetings and information from various limited partners and prospective limited partners.

The Contributor is, and at the time of the Contribution was, an executive officer of the Adviser under Rule 206(4)-5(f)(4) and thus by definition is and at all relevant times was a covered associate pursuant to Rule 206(4)-5(f)(2)(i).

C.	The Government Entity

The Regents of the University of Minnesota (“Client”), a government entity as defined in Rule 206(4)-5(f)(5)(i)1, is a limited partner in four venture capital funds that are advised by the Applicant. The Client governs the University of Minnesota and consists of twelve regents.

1 The government entity invests in Adviser’s “covered investment pool.” Rule 206(4)-5(c) states that, “an investment adviser to a covered investment pool in which a government entity invests or is solicited to invest shall be treated as though that investment adviser were providing or seeking to provide investment advisory services directly to the government entity.” Therefore, we define the government entity as “Client.”

D.	The Recipient

The recipient of the Contribution was Harris Victory Fund (the “Recipient”). Recipient is a federal political committee registered with the Federal Election Commission pursuant to the Federal Election Campaign Act.

Governor Tim Walz (the “Official”) is, and at the time of the Contribution was, Governor of the State of Minnesota. Former Vice President Kamala Harris announced Governor Walz as her running mate on August 6, 2024. The investment decisions for the Client, including the hiring of an investment adviser, are overseen by twelve regents. The regents are directly or indirectly responsible for, or can influence the outcome of, the Client’s hiring of an investment adviser. Pursuant to the University of Minnesota Charter, all twelve regents are elected by the state legislature during a biennial joint convention. The Governor does not appoint any regents unless the legislature fails to elect a regent or there is a vacancy prior to the expiration of a term, in which case the Governor fills the office by appointment until others are elected in their stead. Due to the Governor’s power of appointment during a vacancy, an incumbent Governor such as Official is an “official” of the Client as defined in Rule 206(4)-5(f)(6)(ii).

E.	The Contribution

The Contribution that implicated Rule 206(4)-5’s prohibition on compensation under Rule 206(4)-5(a)(1) was given on August 21, 2024 in the amount of $1,000 to Recipient. Pursuant to its established allocation formula, Recipient transferred the full $1,000 to Harris for President, the federal presidential campaign committee of former Vice President Kamala Harris and her then-running mate Minnesota Governor Tim Walz.

The Contribution was made while the Contributor watched the Democratic National Convention on television with his family. Prompted by a text message solicitation, the Contributor made an online donation. The Contribution to the presidential campaign was made for purely personal and political reasons and was unrelated to Adviser’s business interests. The Contribution, profile of the candidate, and characteristics of the campaign fall squarely within the historical pattern of the Contributor’s contributions in presidential elections and prior support for Vice President Harris. For example, in 2020, Contributor donated to Biden for President via Biden Victory Fund, a joint fundraising committee. Biden for President was the official presidential campaign committee of former President Joe Biden and former Vice President Kamala Harris. In 2012, the Contributor donated to the presidential campaign of Mitt Romney and in 2008 he donated to the presidential campaign of President Barack Obama.

The Contributor did not solicit any other persons to make contributions to the Recipient or Official and did not arrange any introductions to potential supporters. To the best of his recollection, Contributor has not ever communicated or interacted with the Official. The Contributor never informed the Client or its relationship managers at the Adviser of the Contribution. At no time did any employees of the Adviser other than Contributor have any knowledge that the Contribution had been made prior to its discovery by the Adviser in September 2024 as described herein.

F.	The Investments of the Client with the Adviser

The Client has been an investor in Adviser’s funds since 2014, years before the Official was elected as Governor in 2018. The Client invests as a limited partner in four funds that the Adviser manages. The Client’s most recent commitment to invest with the Adviser occurred in 2022, well before the Official was selected as a vice-presidential candidate and the Contribution was made in August 2024.

The Contributor’s contacts with the Client over the course of the Adviser’s decade-long relationship with the Client have been limited and infrequent. The Contributor, along with other Adviser representatives, communicated with representatives of the Client around the time of the Client’s initial investment. Over the course of the relationship between the Client and the Adviser, the Contributor occasionally communicated with representatives of the Client regarding market developments, in addition to presenting on quarterly calls and in annual meetings to which all investors, including Client, are invited.

The Contributor and the Client had only limited interaction since the Contribution. On September 13, 2024, a representative of the Client contacted a representative of the Adviser by email to request a meeting to introduce a new team member to the Adviser and for an update on the funds. The meeting occurred on October 8, 2024, after the Contribution was refunded, as described below in Section II(G). The Contributor attended this meeting, along with another Adviser representative and sent a brief thank you note to a representative of the Client the following day. Aside from giving presentations to all participants on quarterly limited partner calls and to the attendees at the Adviser’s annual meeting, the Contributor has not interacted with the Client since that meeting and follow-up email. The Contributor has never discussed the Contribution with any representative of the Client.

As described below, the Adviser has implemented a procedure to segregate any compensation (including carried interest and management fees) attributable to the Client’s investments in the Adviser’s funds and withhold them from the Adviser pending the resolution of this application.

G.	The Adviser’s Discovery of the Contribution and Response

The Contribution was discovered by the Adviser during its annual offsite meeting held in September 2024. During a meeting on September 25, the Adviser’s Chief Operating Officer provided a refresher on the Adviser’s political contribution compliance policies, including preclearance requirements, which are further discussed below. On the day of this discussion, the Contributor informed the Adviser of the Contribution.

The Adviser ensured that the Contributor promptly sought and obtained a refund of the Contribution. On September 27, 2024, the Contributor requested a refund of the Contribution from ActBlue, the online payment processing platform Contributor used to make the Contribution. The refund was confirmed by ActBlue that same day and posted to the Contributor’s bank account on October 1, 2024.

H.	The Adviser’s Pay-to-Play Policies and Procedures

The Adviser’s Pay-to-Play Policies and Procedures (“Policy”) were adopted and implemented before the Contribution was made.

The Adviser’s compliance program is administered with support from an outside organization, which provides compliance consulting and serves as an independent Compliance Officer. The independent Compliance Officer is responsible for developing and updating the Policy and the Adviser’s related Code of Ethics and Compliance Manual. The Compliance Officer approves or rejects requests for preclearance to make political contributions, reviewing each request to determine whether the request is permissible under the Rule and other applicable federal, state, and local law and any relevant investment contracts. Requests are submitted through an electronic review portal. Additionally, the Compliance Officer obtains annual acknowledgements and certifications that all employees will abide by the Policy.

The Adviser also holds annual compliance training, required for all employees, and provides training to all new employees. These trainings address the Adviser’s political contributions policies.

At all times, the Policy has been more restrictive than what was contemplated by the Rule. All contributions to state and local government officials (including candidates), to federal officials running for or recently elected to state or local office, or to any state, local, or federal political parties or political action committees established to influence the election of any such official or candidate, must be precleared by the Compliance Officer. There is no de minimis exception from preclearance for small contributions. All employees and partners of the Adviser are subject to the Policy. Its application is not limited to the Adviser’s managing members, executive officers and other “covered associates” under the Rule. Employees’ and partners’ spouses and family members living in the employees’ or partners’ household are also fully subject to the Policy.

The Contributor attended the Adviser’s compliance training held in November 2023, where he was reminded of the Policy, including preclearance requirements. Additionally, in December 2023 the Contributor completed Code of Ethics and Compliance Manual Acknowledgements indicating that he had reviewed the Adviser’s Policy. Despite these reminders, it did not occur to Contributor that Governor Walz’s recent addition to the ticket made the Contribution subject to the Policy.

III.	STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor’s apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

These factors weigh in favor of granting the relief requested in this Application.

IV.	STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Client’s decisions to invest with Applicant and/or to establish advisory relationships have been made on an arm’s length basis free from any improper influence as a result of the Contribution. In support of that conclusion, Applicant notes that the Client’s decision to invest in Adviser’s funds substantially predates the Contribution and the election of Tim Walz as Governor of Minnesota. Additionally, at the time of the Contribution and the refund of the Contribution, and at the time of the Client’s decisions to invest with the Adviser, the Official had no influence over the Client’s investment-related decision-making. Applicant also notes that, in the ordinary course, all twelve regents are appointed by the Minnesota state legislature, not the Governor, and that the Governor only appoints a regent when the legislature fails to elect a regent or there is otherwise a vacancy prior to the expiration of the regent’s term. The Official has not made any vacancy appointments to the Client since 2022 and did not make any appointments to the Client in the period between the Contribution and the refund.

Furthermore, after the Contributor disclosed the Contribution during the annual offsite meeting, the Adviser ensured that the Contributor promptly sought and obtained a refund. The Contribution was discovered on September 25, 2024, the refund request was submitted on September 27, 2024, later that day ActBlue confirmed that the Contribution was refunded, and the Contribution was posted to the Contributor’s bank account on October 1, 2024, less than a week after the Adviser’s discovery and about six weeks after the date of the Contribution.

Given the nature of the Contribution, and the lack of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Client’s merit-based process for the selection or retention of investment advisers, the interests of the Client are best served by allowing the Adviser and the Client to continue their relationship uninterrupted. Causing the Adviser to serve without compensation for the two-year period could result in a financial loss that is up to thousands of times the amount of the Contribution, depending on fund performance. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission’s consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

Policies and Procedures Before the Contribution. The Adviser adopted and implemented the Policy, which is fully compliant with, and more rigorous than, the Rule’s requirements well before the Contribution occurred. Under the Policy, all contribution preclearance requests are reviewed by the Adviser’s Compliance Officer. At the time of the Contribution, the Adviser required partners and employees to annually certify to their compliance with the Policy and obtain preclearance from the Compliance Officer prior to making covered political contributions. The Contributor received reminders of, and training regarding, the Policy in the years and months preceding the Contribution and the regular training and updates provided under these policies and procedures resulted in the Contribution being identified only weeks after it was made.

Actual Knowledge of the Contribution. At no time did any employee or covered associate of the Adviser other than the Contributor have any knowledge that the Contribution had been made prior to disclosure by the Contributor in September 2024. The Contributor acted as an individual and in accordance with his demonstrated history of supporting the Biden/Harris campaign and other major party presidential tickets.

Adviser’s Response After the Contribution. After learning of the Contribution, the Adviser and the Contributor took all available steps to obtain a return of the Contribution, including seeking and obtaining a refund from ActBlue, the payment processor. The Adviser then established escrow accounts to custody compensation from the Client. The Adviser has notified the Client of the Contribution and the resulting two-year prohibition of compensation absent exemptive relief from the Commission. The Adviser has also notified the Client that all compensation attributable to the Client’s investments would be escrowed during the two-year period, pending outcome of this Application.

In response to the discovery of the Contribution, the Adviser has reminded its partners and employees of the Policy, including the preclearance requirement. Further, the Adviser worked with outside counsel and its independent Compliance Officer to perform a comprehensive review of the Applicant’s Policy and compliance program. Although the Policy was, as stated above, already more rigorous than the Rule’s requirement, the Adviser nevertheless modified the Policy to prevent future violations of the Rule by requiring preclearance of all political contributions, regardless of recipient. The Adviser also modified its training on the Policy, including by issuing more frequent reminders of Policy requirements and procedures.

Status of the Contributor. The Contributor at the time of the Contribution was a “covered associate” of the Adviser.

Timing and Amount of the Contribution. As noted above, the Client’s advisory relationship with the Adviser as an investor in the Adviser’s funds predates the Contribution by more than 10 years. No other advisory relationship exists between the Client and Adviser. The relationship was formed and the investments have been made on an arm’s length basis and neither the Contributor nor the Applicant took any action to obtain any direct or indirect influence from the Official related to the relationship between Client and Adviser. The Contributor was also permitted to vote in the election and could make aggregate contributions up to the $350 de minimis exception. The $1,000 Contribution exceeded the de minimis exception by only $650. In the context of a presidential campaign that raised over $1.5 billion, the amount of the Contribution was insignificant.

Nature of the Election and Other Facts and Circumstances. The nature of the election and other facts and circumstances indicate that the Contributor’s apparent intent in making the Contribution was not to influence the selection or retention of the Adviser. The Contributor had a legitimate and purely personal, political interest in the outcome of the presidential campaign. The circumstances surrounding the making of the Contribution further demonstrate that it was unrelated to the interests of the Adviser. As noted, the Contribution was made when the Contributor was at home with family and watching campaign-related events, not in the context of his duties with the Adviser. In making the Contribution, the Contributor was primarily motivated by a desire to help elect the candidate for president at the top of the ticket, former Vice President Harris, not necessarily her running mate, the Official. As noted above, the Contributor previously supported the Biden-Harris campaign in connection with the 2020 presidential election and has a long history of giving to his preferred presidential candidates. The Contribution at issue in this Application is similar or less in amount to those made by the Contributor in previous election cycles.

Further, the Official’s role in appointing regents is conditional and infrequent. In the ordinary course, all of the regents are appointed by the state legislature, not the Governor. The Official does not appoint any regent unless the legislature fails to elect a regent or there is otherwise a vacancy prior to the expiration of a term, in which case the Official fills the office by appointment until others are elected in their stead. The Client made no investments with the Adviser in the period between the Contribution and its refund. The Official also did not fill any vacancies on the Client during that time.

The Contributor never spoke with the Official or anyone else about the Official’s authority over the Client’s investment decisions or the Official’s authority to appoint those with such authority. The Contributor never mentioned the Client, its relationship to the Adviser, or any other existing or prospective investors in the venture capital funds advised by the Applicant to the Recipient or Official. The Contributor never told any prospective or existing investor in funds advised by the Applicant (including the Client) or any relationship manager at the Adviser about the Contribution.

Given the difficulty of proving a quid pro quo arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, the Applicant appreciates the availability of exemptive relief at the Commission’s discretion where imposition of the two-year prohibition on compensation does not achieve the Rule’s purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contribution. Neither the Adviser nor the Contributor sought to interfere with the Client’s merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arm’s length transactions. In connection with the Contribution, the Adviser did not engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative, in particular given the absence of any communication or interaction with the candidate or the Client about the Contribution. The Applicant has no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

V.	PRECEDENT

The Applicant notes that the Commission granted exemptions from Rule 206(4)-5(a)(1) pursuant to Section 206A of Act and Rule 206(4)-5(e) similar to that requested here in Davidson Kempner Capital Management LLC, Investment Advisers Act Release Nos. IA-3693 (October 17, 2013) (notice) and IA-3715 (November 13, 2013) (order) (the “Davidson Kempner Application”), Crestview Advisors, LLC, Investment Advisers Act Release Nos. IA-3987 (December 19, 2014) (notice) and IA-3997 (January 14, 2015) (order) (“Crestview Application”), T. Rowe Price, Investment Advisers Act Release Nos. IA-4046 (March 12, 2015) (notice) and IA-4058 (April 8, 2015) (order) (“T. Rowe Price Application”), BlackRock Advisers, LLC et al., Investment Advisers Release Nos. IA-4912 (May 11, 2018) (notice) and IA-4937 (June 6, 2018) (order) (“BlackRock Application”), Generation Investment Management US LLP & Generation Investment Management LLP, Investment Advisers Act Release Nos. IA-5213 (March 26, 2019) (notice) and IA-5227 (April 23, 2019) (order) (“Generation Application”), D.B. Fitzpatrick & Co., Inc., Investment Advisers Release Nos. IA-5475 (April 9, 2020) (notice) and IA-5496 (May 5, 2020) (order) (“D.B. Fitzpatrick Application”), and J.P Morgan Investment Management Inc., Investment Advisers Release Nos. IA-6244 (February 16, 2023) (notice) and IA-6261 (March 14, 2023) (order) (“J.P. Morgan Application”). The facts and representations made in this Application are, in many respects, largely consistent with the above applications, with key similarities and differences that further weigh in favor of granting the exemption requested herein.2 Specifically:

Nature of the Election and Other Facts and Circumstances. As the D.B. Fitzpatrick Application explained, “the contribution at issue in the T. Rowe Price Application was made in an impassioned moment, during which the contributor failed to recognize the regulatory implications of his actions. Likewise, in the Crestview Application, the contributor had a history of supporting the official at issue, and at the time of the contribution, the contributor was focused on the official’s aspirations for federal office and not the official’s then-role as a state official.” Similarly, the Contributor made a split-second decision to support the presidential campaign of Vice President Harris because of his likeminded views on federal policy issues and consistent with his demonstrated historical contributions in other presidential elections, “without recognizing the [Contribution’s] regulatory impact.”

2 In addition, the Commission has also granted an exemption to Ares Real Estate Management Holdings, LLC, Investment Advisers Act Release Nos. IA-3957 (October 22, 2014) (notice) and IA-3969 (November 18, 2014) (order), Crescent Capital Group, LP, Investment Advisers Release Nos. IA-4140 (July 14, 2015) (notice) and IA-4172 (August 14, 2015) (order), Starwood Capital Group Management, LLC, Investment Advisers Act Release Nos. IA-4182 (August 26, 2015) (notice) and IA-4203 (September 22, 2015) (order), Fidelity Management & Research Company and FMR Co., Inc., Investment Advisers Release Nos. IA-4220 (October 8, 2015) (notice) and IA-4254 (November 3, 2015) (order), Brookfield Asset Management Private Institutional Capital Adviser US, LLC et. al., Investment Advisers Act Release Nos. IA-4337 (February 22, 2016) (notice) and IA-4355 (March 21, 2016) (order), Angelo, Gordon & Co., LP, Investment Advisers Act Release Nos. IA-4418 (June 10, 2016) (notice) and IA-4444 (July 6, 2016) (order), Brown Advisory LLC, Investment Advisers Act Release Nos. IA-4605 (January 10, 2017) (notice) and IA-4672 (February 7, 2017) (order), Stephens Inc., Investment Advisers Release Nos. IA-4797 (October 18, 2017) (notice) and IA-4810 (November 14, 2017) (order), PNC Capital Advisors, LLC, Investment Advisers Act Release Nos. IA-4825 (December 8, 2017) (notice) and IA-4838 (January 3, 2018) (order), Apollo Management, L.P., Investment Advisers Release Nos. IA-5068 (November 28, 2018) (notice) and IA-5102 (January 28, 2019) (order), AEW Capital Management, L.P., Investment Advisers Release Nos. IA-6224 (January 24, 2023) (notice) and IA-6245 (February 22, 2023) (order), and Calmwater Asset Management, Investment Advisers Release Nos. IA-6221 (January 19, 2023) (notice) and IA-6238 (February 14, 2023) (order).

Moreover, in the Davidson Kempner Application, the contribution was made to the incumbent State Treasurer of Ohio who, at the time, was campaigning for a U.S. Senate seat. The Davidson Kempner Contributor did not reside in Ohio and thus could not vote for the Official. In contrast, the Contribution in this Application was made to a presidential candidate for whom the Contributor was entitled to vote.

Further, the Official has only conditional authority to appoint a regent, and no direct authority over the Client’s investment decisions. As noted above, the Governor appoints a regent only in the event of that the legislature fails to elect a regent or there is otherwise a vacancy prior to the expiration of a term; in the ordinary course, regents are appointed by the state legislature. In contrast, other applications involved situations where the connection between the official and the client was more direct than the connection between the Official and the Client here. In the Davidson Kempner, Crestview, T. Rowe Price, Blackrock, Generation, D.B. Fitzpatrick, and J.P. Morgan Applications, the contributions were made to a candidate who held or sought an office that was directly responsible for the hiring of an investment adviser entity or that had direct and non-conditional authority to appoint those responsible for the hiring of an investment adviser by the government entity. For example, the contribution at issue in the J.P. Morgan Application was made to a mayor who sat on the board which directly oversaw the client’s investment decisions. In contrast, in this case, the Official’s ability to appoint an individual who could influence the hiring of an investment adviser by the Client was conditional on the presence of a rare vacancy.

Interactions with the Official. In the Davidson Kempner Application, the contributor’s contact with the recipient of the relevant contributions included a lunch meeting, a brief exchange of e-mails later that same afternoon, and possibly a subsequent phone call confirming the contributor’s intent to contribute. In contrast, the Contributor in this Application has not ever interacted with the Official. Rather, as described above, the Contributor made the Contribution in response to a text message solicitation received while watching campaign-related television coverage.

Amount of Contribution. In the BlackRock Application, the contributor made a $2,700 contribution to John Kasich’s presidential campaign. In the Davidson Kempner Application, the contributor and his wife each made a $2,500 contribution to the sitting Ohio State Treasurer for his campaign for United States Senator. In the Crestview Application, the contributor donated $2,500 to the sitting Texas State Governor’s campaign for the office of President of the United States. The contribution in the Davidson Kempner Application was to an election in which the contributor was not eligible to vote. In this Application, the amount of the Contribution, $1,000, is substantially less than the amount of the contributions in these applications and the Contributor was eligible to vote in the Candidate’s election.

Knowledge of the Contribution. In the Davidson Kempner Application, the contributor informed the applicant’s executive managing member of his interest in the relevant official and intention to meet with the official. In contrast, none of the Applicant’s officers or employees, other than the Contributor, had any knowledge of the Contributor’s intention to contribute, or that the Contribution had been made, until the Contributor’s disclosure during the Adviser’s annual offsite meeting. In this regard, it is similar to the Generation Application, in which the adviser only learned of the contribution during its annual mock audit.

Status of the Contributor. While the Contributor in this matter is a founding partner of the Adviser, the Applicant notes that the Commission granted an exemption in the Generation matter, in which the contributor was an executive officer of the adviser. Similarly, at the time of the contribution at issue in the D.B. Fitzpatrick Application, the contributor was the adviser’s Chief Executive Officer, a position which he had held since the adviser’s founding.

Discovery of the Contribution. In the T. Rowe Price Application, the adviser discovered the contribution over two years after it was made. In contrast, the Applicant discovered the Contribution just over one month after the date of the Contribution due to the discussion of its Policy at its annual offsite meeting.

Client Investments After the Contribution. In the Davidson Kempner Application, a government entity with respect to the State of Ohio invested in the applicant’s fund subsequent to the contribution that triggered the two-year compensation ban. In contrast, the Client in this matter has a longstanding advisory relationship with the Adviser that significantly predates the Contribution by over a decade. And like the BlackRock Application, there has been no increase in the amount of the Client’s investment advisory business with the Adviser since the Contribution.

The Applicant believes that the same policies and considerations that led the Commission to grant relief in the Davidson Kempner and other applications the Commission has previously granted are present here. As in those instances, the imposition of the Rule would result in consequences vastly disproportionate to the amount of the contribution. Moreover, the differences between this Application and the Davidson Kempner, J.P. Morgan, and T. Rowe Price Applications weigh even further in favor of granting the relief requested herein.

VI.	REQUEST FOR ORDER

The Applicant seeks an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicant to receive compensation for investment advisory services provided to the Client within the two-year period following the Contribution identified herein to an Official of such government entity by a covered associate of the Applicant.

Conditions. The Adviser agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)               The Contributor will be prohibited from discussing any business of the Applicant with any “government entity” client or prospective client for which the Official is an “official,” each as defined in Rule 206(4)-5(f), until August 21, 2026.

(2)               The Contributor will receive written notification of this condition and will provide a quarterly certification of compliance until August 21, 2026. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

(3)               The Applicant will conduct testing reasonably designed to prevent violations of the Conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

VII.	CONCLUSION

For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.

VIII.	PROCEDURAL MATTERS

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, which has signed and filed this Application, is fully authorized to do so.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Dated: August 8, 2025

Respectfully submitted,

True Venture Management, L.L.C.

By:	/s/ Molly Diiorio
Molly Diiorio
General Counsel
True Venture Management, L.L.C

Exhibit Index

Exhibit A: Authorization of True Venture Management, L.L.C.	Page A-1

Exhibit B: Verification of True Venture Management, L.L.C.	Page B-1

1

Exhibit A

Authorization of True Venture Management, L.L.C.

All requirements of the Limited Liability Company Agreement of True Venture Management, L.L.C. have been complied with in connection with the execution and filing of this Application. True Venture Management, L.L.C., by duly executed resolutions as of March 14, 2025, and attached to this Authorization, has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

True Venture Management, L.L.C. has caused the undersigned to sign this Application on its behalf in Los Angeles, California on the 8th of August, 2025.

True Venture Management, L.L.C.

/s/ Molly Diiorio
Name:	Molly Diiorio
Title:	Agent and Designee of True Venture Management, L.L.C.

Dated:	August 8, 2025

A-1

Resolutions of True Venture Management, L.L.C.

The undersigned hereby certifies that they are the Managing Members of True Venture Management, L.L.C. (“the Company”) and hereby adopts the following resolutions pursuant to their authority as Managing Members with effect from March 14, 2025.

RESOLVED, that all Managing Members and Molly Diiorio, as General Counsel and authorized signatory on behalf of the Company, are authorized to execute and cause to be filed with the Securities and Exchange Commission an application for an order under Section 206A of the Investment Advisers Act of 1940, as amended (the “Act”), and Rule 206(4)-5(e) thereunder, substantially in the form attached hereto, granting an exemption to the Company from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(l) thereunder.

FURTHER RESOLVED, that the authorized signatories of the Company be, and each of them hereby is, authorized to prepare, execute and cause to be filed any and all amendments to such Application as the authorized signatories executing the same may approve as necessary or desirable, such approval to be conclusively evidenced by his, her, or their execution thereof; and

FURTHER RESOLVED, that the authorized signatories of the Company be, and each of them hereby is, authorized to take such other action including the preparation and publication of a notice relating to such Application for Exemption and the representation or the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable.

IN WITNESS WHEREOF, I hereunto set my hand, this 14th day of March, 2025.

/s/ Jon Callaghan
Name:	Jon Callaghan
Title:	Managing Member

/s/ Phil Black
Name:	Phil Black
Title:	Managing Member

Exhibit B

Verification of True Venture Management, L.L.C.

United States, Los Angeles, California

The undersigned being duly sworn deposes and says that she has duly executed the attached Application, dated August 8, 2025, for and on behalf of True Venture Management, L.L.C.; that she is the Agent and Designee of such limited liability company; and that all action by True Venture Management, L.L.C. necessary to authorize the undersigned to execute and file such Application has been taken. Deponent further says that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Molly Diiorio, Esq.
Name:	Molly Diiorio, Esq.
Title:	Agent and Designee of True Venture Management, L.L.C.

SEE Attached Jurat Certificate

B-1

CALIFORNIA JURAT	GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 8th day of August, 2025, by

(1) Molly Diiorio

	(and (2)	________________________________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature
Place Notary Seal and/or Stamp Above		Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Exhibit B

Document Date: __________________________________ Number of Pages: ___________________

Signer(s) Other Than Named Above: _______________________________________________________

©2019 National Notary Association